UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Virtus AllianzGI Smart Cities Fund Inc.

Address of Principal Business Office:

101 Munson Street

Greenfield, MA 01301

Telephone Number (including area code): (866) 270-7788

Name and Address of Agent for Service of Process:

George R. Aylward

Virtus Investment Partners, Inc.

One Financial Plaza,

Hartford, CT 06103

With Copies to:

Allison M. Fumai

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes ☒ No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Greenfield and the Commonwealth of Massachusetts on the 23rd day of July, 2021.

Virtus AllianzGI Smart Cities Fund Inc.

By:	/s/ George R. Aylward
George R. Aylward Director and President

Attest:	/s/ Jennifer S. Fromm
Jennifer S. Fromm Secretary